Exhibit 99.2

For Immediate Release

TFI International Acquires Assets of CT Transportation

U.S. Flatbed Carrier Acquisition Further Strengthens TFI’s U.S. Specialized Truckload Operations

Enhances Ability to Serve TFI’s Canadian Flatbed Group Customers in U.S.

Montreal, Quebec, June 29, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of substantially all the assets of CT Transportation, LLC (“CT Transportation”). Originally Coastal Transport & Trading Company, CT Transportation was the flatbed subsidiary of Comcar Industries, Inc., which along with its other subsidiaries filed Chapter 11 petitions in the U.S. Bankruptcy Court on May 17, 2020. TFI International paid total consideration of U.S. $15 million for the assets acquired.

Founded in 1939 and headquartered in Savannah, GA, CT Transportation operates more than 270 tractors and 560 trailers, with 11 terminals from Maryland to Florida, and generated revenue before fuel surcharge of approximately U.S. $50 million in 2019. Its approximately 250 drivers provide quality transportation of drywall, lumber, tiles, cement board and other materials to major building product manufacturers and home improvement distributors throughout the Southeast and Mid-Atlantic regions of the U.S. CT Transportation will become part of TFI International’s Truckload segment and operate under the business name Coastal Transport.

“We welcome Steve Reid and his team to TFI International and are excited to bring onboard several attractive assets of CT Transportation,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “The Mid-Atlantic and Southeast U.S. are a key regional focus of ours, and given that we share many of the same valued customers, CT is an excellent strategic fit with our existing flatbed operations in Canada. Following our recent acquisitions of Schilli, Aulick and Gusgo, CT is another key addition to our expanding specialized Truckload operations and we couldn’t be more pleased with this compelling opportunity.”

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com